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CUSIP NO. 842157109                     13D                         PAGE 1 of 12
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. __)*


                          The Southern Africa Fund Inc.
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)

                                    842157109
                                    ---------
                                 (CUSIP Number)


                                 August 11, 2003
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

             [X] Rule 13d-1 (b)
             |_| Rule 13d-1 (c)
             [_] Rule 13d-1 (d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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CUSIP NO. 842157109                     13G                          PAGE 2 of 7
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Great Britain
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER
      NUMBER OF                422,323
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           7    SOLE DISPOSITIVE POWER
        PERSON                 422,323
         WITH           ------ -------------------------------------------------
                          8    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             422,323
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.7%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             HC
================================================================================

                               (Page 2 of 7 Pages)

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CUSIP NO. 842157109                     13G                          PAGE 3 of 7
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--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) |_|
                                                                         (B) |_|
------------ -------------------------------------------------------------------
     3       SEC USE ONLY

------------ -------------------------------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Great Britain
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER
      NUMBER OF                422,323
        SHARES          ------ -------------------------------------------------
     BENEFICIALLY         6    SHARED VOTING POWER
       OWNED BY                0
         EACH           ------ -------------------------------------------------
      REPORTING           7    SOLE DISPOSITIVE POWER
        PERSON                 422,323
         WITH           ------ -------------------------------------------------
                          8    SHARED DISPOSITIVE POWER
                               0
------------ -------------------------------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             422,323
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES
                                                                             |_|
------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             9.7%
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             IA
================================================================================

                               (Page 3 of 7 Pages)

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CUSIP NO. 842157109                     13G                          PAGE 4 of 7
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ITEM 1(A).  NAME OF ISSUER:

            The Southern Africa Fund Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            1055 Washington Boulevard, 3rd Floor
            Stamford CT 06901

ITEM 2(A).  NAME OF PERSON FILING:

            This statement is being filed by the following persons with respect to the shares of common stock of the Issuer directly owned by The Emerging World Fund, Global Emerging Markets Country Fund, Investable Emerging Markets Country Fund and GFM (Institutional) Emerging Markets Country Fund, (collectively, the "Funds"):

            (i) City of London Investment Group PLC ("CLIG"), the parent holding company of City of London Investment Management Company Limited ("CLIM"), which acts as an investment adviser to all of the Funds, and

            (ii) CLIM, a wholly owned subsidiary of CLIG and the investment adviser to the Funds.

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            Address for CLIG and CLIM:

            10 Eastcheap
            London EC3M 1LX
            England

ITEM 2(C).  CITIZENSHIP:

            CLIG - Great Britain

            CLIM - Great Britain

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.001 per share

ITEM 2(E).  CUSIP NUMBER:

            842157109

                               (Page 4 of 7 Pages)

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CUSIP NO. 842157109                     13G                          PAGE 5 of 7
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ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
            (C), CHECK WHETHER THE PERSON FILING IS A:

            (a) |_| Broker or dealer registered under Section 15 of the Act (15
                    U.S.C. 78o).

            (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                    78c).

            (c) |_| Insurance company as defined in Section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

            (d) |_| Investment company registered under Section 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

            (e) |X| An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E) (for CLIM);

            (f) |_| An employee benefit plan or endowment fund in accordance
                    with Rule 13d-1(b)(1)(ii)(F);

            (g) |X| A parent holding company or control person in accordance
                    with Rule 13d-1(b)(1)(ii)(G) (for CLIG);

            (h) |_| A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i) |_| A church plan that is excluded from the definition of an
                    investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

            (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                               (Page 5 of 7 Pages)

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CUSIP NO. 842157109                     13G                          PAGE 6 of 7
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ITEM 4.     OWNERSHIP.

            For CLIG and CLIM:

            (a) Amount beneficially owned:

                422,323

            (b) Percent of class:

                9.7%

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote:         422,323

                 (ii) Shared power to vote or to direct the vote:             0

                (iii) Sole power to dispose or to direct the
                      disposition of:                                   422,323

                 (iv) Shared power to dispose or to direct the
                      disposition of:                                         0

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            CLIG, as the parent holding company of CLIM and CLQM, and CLIM and CLQM, as investment advisers to the Funds, have the power to direct the dividends from, or the proceeds of the sale of the shares owned by the Funds. Each of the Funds owns less than 5% of the shares.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            CLIG is the parent holding company of CLIM. See also Item 3.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable.

                               (Page 6 of 7 Pages)

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CUSIP NO. 842157109                     13G                          PAGE 7 of 7
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ITEM 10.    CERTIFICATION.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         The reporting persons agree that this statement is filed on behalf of each of them.



Dated:   August 22, 2003



                                 CITY OF LONDON INVESTMENT GROUP PLC


                                 By:          / s / Barry M. Olliff
                                     ---------------------------------------
                                     Name: Barry M. Olliff
                                     Title: Director



                                 CITY OF LONDON INVESTMENT MANAGEMENT COMPANY
                                 LIMITED


                                 By:          / s / Barry M. Olliff
                                     ---------------------------------------
                                     Name: Barry M. Olliff
                                     Title: Director



                               (Page 7 of 7 Pages)